Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 “CVM Instruction No. 480”, as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”)

Head Office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.

Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Head of Investor Relations is Mr. AlexsandroBroedel. The Investor Relations Department’s telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.

Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.

Bookkeeping Agent	Itaú Corretora de Valores S.A.

Stockholders Service	The Issuer’s stockholders’ service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.

Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.

Website	http://www.itau.com.br/relacoes-com-investidores. The information included in the Company’s website is not an integral part of this Reference Form.

Last update of this Reference Form	07/10/2020

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in itens 12.5/6, 12.7/8 and 12.12	07/10/2020

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
Andre Balestrin Cestare	06/08/1978	Board of Officers member only	04/30/2020	Annual	4
213.634.648-25	Engineer	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		Officer

Renato Barbosa do Nascimento	10/28/1971	Board of Officers member only	04/30/2020	Annual	4
161.373.518-90	Accountant	19 – Other officers	07/13/2020	No	0.00%
Not applicable.		Officer

André Sapoznik	02/24/1972	Board of Officers member only	04/30/2020	Annual	5
165.085.128-62	Engineer	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		Director Vice President

Gilberto Frussa	10/20/1966	Board of Officers member only	04/30/2020	Annual	5
127.235.568-32	Lawyer	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		Officer

Álvaro Felipe Rizzi Rodrigues	03/28/1977	Board of Officers member only	04/30/2020	Annual	7
166.644.028-07	Lawyer	19 – Other officers	07/10/2020	No	0.00%
Member of the Disclosure and Trading Committee		Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles

Sergio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/30/2020	Annual	5
282.310.718-57	Lawyer	19 – Other officers	07/10/2020	No	0.00%
Not applicable		Officer

Claudia Politanski	08/31/1970	Board of Officers member only	04/30/2020	Annual	13
132.874.158-32	Lawyer	19 – Other officers	07/10/2020	No	0.00%
Member of the Social Responsibility Committee		Director Vice President

Alexsandro Broedel	10/05/1974	Board of Officers member only	04/30/2020	Annual	8
031.212.717-09	Accountant	19 – Other officers	07/10/2020	No	0.00%
Investor Relations Officer Chairman of the Disclosure ad Trading Committee		Executive Officer

Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/30/2020	Annual	10
186.130.758-60	Information	19 – Other officers	07/20/2020	No	0.00%
Not applicable.	Technologist	Officer

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles

Tatiana Grecco	08/31/1973	Board of Officers member only	04/30/2020	Annual	4
167.629.258-63	Technologist in	19 – Other officers	07/10/2020	No	0.00%
Not applicable.	Construction	Officer

Candido Botelho Bracher	12/05/1958	Board of Officers member only	04/30/2020	Annual	13
039.690.188-38	Business	19 – Other officers	07/10/2020	No	0.00%
Member of the Social Responsibility Committee	Administrator	Chief Executive Officer

José Virgilio Vita Neto	09/13/1978	Board of Officers member only	04/30/2020	Annual	7
223.403.628-30	Lawyer	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		Officer

Rodrigo Luís Rosa Couto	08/08/1975	Board of Officers member only	04/30/2020	Annual	10
882.947.650-15	Business	19 – Other officers	07/10/2020	No	0.00%
Not applicable.	Administrator	Officer

Fernando Barçante Tostes Malta	04/14/1968	Board of Officers member only	04/30/2020	Annual	5
992.648.037-34	Systems Analyst	19 – Other officers	07/10/2020	No	0.00%
Not applicable		Executive Officer

Paulo Sergio Miron	07/26/1966	Board of Officers member only	04/30/2020	Annual	6
076.444.278-30	Accountant	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		Executive Officer

Adriano Cabral Volpini	12/06/1972	Board of Officers member only	04/30/2020	Annual	3
162.572.558-21	Business	19 – Other officers	07/10/2020	No	0.00%
Not applicable.	Administrator	Executive Officer

Leila Cristiane Barboza Braga de Melo	10/04/1971	Board of Officers member only	04/30/2020	Annual	7
153.451.838-05	Lawyer	19 – Other officers	07/13/2020	No	0.00%
Not applicable.		Executive Officer

Caio Ibrahim David	01/20/1968	Board of Officers member only	04/30/2020	Annual	5
101.398.578-85	Engineer	19 – Other officers	07/10/2020	No	0.00%
Not applicable.		General Director

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
Milton Maluhy Filho	06/08/1976	Board of Officers member only	04/30/2020	Annual	3
252.026.488-80	Business	19 – Other officers	07/10/2020	No	0.00%
Member of the Disclosure and Trading Committee	Administrator	Director Vice President

Márcio de Andrade Schettini	05/22/1964	Board of Officers member only	04/30/2020	Annual	6
662.031.207-15	Engineer	19 – Other officers	07/10/2020	No	0.00%
Not Applicable		General Director

Frederico Trajano Inácio Rodrigues	03/25/1976	Board of Directors member only	04/28/2020	Annual	1
253.929.608-47	Business	29 – Other board officers Member of	07/07/2020	Yes	0.00%
Not Applicable	Administrator	the Board of Directors (independent director)

Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/28/2020	Annual	3
066.530.828-06	Pedagogic	29 – Other board officers	07/07/2020	Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Professional	Member of the Board of Directors (non-executive director)

Fábio Colletti Barbosa	10/03/1954	Board of Directors member only	04/28/2020	Annual	6
771.733.258-20	Business	29 – Other board officers	07/07/2020	Yes	100.00%

Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee

Member of the Social Responsibility Committee

	Administrator	Member of the Board of Directors (independent director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
Gustavo Jorge Laboissière Loyola	12/19/1952	Board of Directors member only	04/28/2020	Annual	13
101.942.071-53	Economist	29 – Other board members	07/07/2020	Yes	100.00%
Member of the Related Parties Committee Member of the Compensation Committee Chairman of the Audit Committee		Member of the Board of Directors (independent director)

José Galló	09/11/1951	Board of Directors member only	04/28/2020	Annual	5
032.767.670-15	Business	29 – Other board members	07/07/2020	Yes	100.00%
Member of the Personnel Committee	Administrator	Member of the Board of Directors (independent director)

Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/28/2020	Annual	13
548.346.867-87	Economist	29 – Other board members	07/07/2020	Yes	100.00%
Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee		Member of the Board of Directors (independent director)

Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/28/2020	Annual	13
551.222.567-72	Banker	29 – Other board members	07/07/2020	Yes	100.00%
Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee		Co-chairman of the Board of Directors (non-executive director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
Ricardo Villela Marino	01/28/1974	Board of Directors member only	04/28/2020	Annual	13
252.398.288-90	Engineer	21 – Vice President of the Board	07/07/2020	Yes	81.82%
Member of the Strategy Committee		of Directors

Alfredo Egydio Setubal	09/01/1958	Board of Directors member only	04/28/2020	Annual	13
014.414.218-07	Business	29 – Other board members	07/07/2020	Yes	81.82%
Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Administrator	Member of the Board of Directors (non-executive director)

Roberto Egydio Setubal	10/13/1954	Board of Directors member only	04/28/2020	Annual	13
007.738.228-52	Engineer	29 – Other board members	07/07/2020	Yes	90.91%
Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee		Co-chairman of the Board of Directors (non-executive director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
João Moreira Salles	04/11/1981	Board of Directors member only	04/28/2020	Annual	4
295.520.008-58	Economist	29 – Other board members	07/07/2020	Yes	90.91%
Member of the Strategy Committee		Member of the Board of Directors (non- executive director)

Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/28/2020	Annual	4
700.536.698-00	Economist	29 – Other board members	07/07/2020	Yes	81.82%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (Independent member)

Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/28/2020	Annual	1
709.926.659-49	Accountant	47 – Fiscal Council (Alternate)	07/07/2020	Yes	0.00%
Not applicable.		Nominated by preferred stockholders

Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/28/2020	Annual	4
503.946.658-72	Accountant	46 – Fiscal Council (Alternate)	07/07/2020	Yes	0.00%
Not applicable.		Nominated by the controlling stockholder

Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/28/2020	Annual	5
031.077.288-53	Economist	43 – Fiscal Council (Effective)	07/07/2020	Yes	100.00%
Not applicable.		Nominated by the controlling stockholder

Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/28/2020	Annual	5
598.809.967-04	Engineer	47 – Fiscal Council (Alternate)	07/07/2020	No	0.00%
Not applicable.		Nominated by preferred stockholders

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings

Other positions held and roles performed at the issuer		Description of other positions/roles
João Costa	08/10/1950	Fiscal Council	04/28/2020	Annual	12
476.511.728-68	Economist	46 – Fiscal Council (Alternate)	07/07/2020	Yes	0.00%
Not applicable.		Nominated by the controlling stockholder

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/28/2020	Annual	10
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council	07/07/2020	Yes	100.00%
Not applicable.		Elected by the controlling stockholder

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Sergio Mychkis Goldstein has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2015. He is responsible for the Wholesale Legal and Tax departments, carrying out legal services in the following business lines: (i) Investment Banking, (ii) Treasury, (iii) Wealth Management Services, (iv) Allocated Funds and Onlending, (v) Debt Restructuring, (vi) Cross Border Loans/FX, (vii) High Volumes, and (viii) Tax Advisory and Litigation issues at the Itaú Unibanco Group. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and a Master’s degree in Banking and Financial Law from the Boston University School of Law, Boston, Massachusetts, U.S.

Claudia Politanski - 132.874.158-32

Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013. She currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003.

Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and a member of the Board of Directors of Hospital Israelita Albert Einstein since 2016.

She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from the University of Virginia, Virginia, U.S. and an MBA from the Fundação Dom Cabral, São Paulo, Brazil.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015 and since 2017 he has concurrently held the position of Head of Investor Relations at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.

He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities.

He holds a Bachelor’s degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

Tatiana Grecco - 167.629.258-63

Tatiana Grecco has been an Officer at the Itaú Unibanco Group since 2017.

She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.

In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.

She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.

Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.

She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009.

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of Itaú Unibanco Group since 2017. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015).

Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

José Virgilio Vita Neto - 223.403.628-30

José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011. He started his career at the Itaú Unibanco Group in 2000 and worked as a lawyer until 2003 was responsible for the Wholesale Banking’s Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking’s Legal department, including, particularly, structured operations, real estate loans, foreign exchange, derivatives and project finance; retail legal consulting and administrative and investigative proceedings, including those related to consumer protection bodies. He also worked as Legal Superintendent (2008 to 2009), responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He served as Legal Superintendent (2009 to 2011), being responsible for the retail legal consulting, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings and criminal cases.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Civil Law – Contracts from the University de Salamanca, Salamanca, Spain, a Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP), São Paulo, Brazil, has and attended the Authentic Leadership Development course from Harvard Business School, Boston, U.S.

Rodrigo Luís Rosa Couto - 882.947.650-15

Rodrigo Luís Rosa Couto has been an Officer at the Itaú Unibanco Group since 2011. He has held several positions at the Itaú Unibanco Group, including Corporate Risk Superintendent (2008 to 2011).

Mr. Couto was an Associate (2005 to 2008) at McKinsey & Company and Inspector (1998 to 2003) at the Banco Central do Brasil.

He participated in an internship program at the Financial Stability Institute of the BIS where he worked on the development and was a member of the teaching staff of a training course for bank supervisors of regulatory authorities worldwide (2003).

He holds a Bachelor’s degree in Business Administration, Finance major, from the Universidade Federal do Rio Grande do Sul (UFRGS), Porto Alegre, Rio Grande do Sul, Brazil and a Master’s degree in Business Administration, Finance major, from The Wharton School of the University of Pennsylvania, U.S.

Fernando Barçante Tostes Malta - 992.648.037-34

Fernando Barçante Tostes Malta has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015.He has held several positions at the Itaú Unibanco Group, including serving at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.

He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015 to 2016).

Mr. Malta was also Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations (2013 to 2015) departments. He was also Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) (2011 to 2013); a Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011); and Channels and CRM Officer (Unibanco, before the merger) (2004 to 2009).

He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives (1995 to 2008).

He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A.; a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S. and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Paulo Sergio Miron - 076.444.278-30

Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Executive Officer at the Itaú Unibanco Group since 2015.

He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola.

He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013).

He was a Partner at PricewaterhouseCoopers, responsible for the Brasília office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008).

Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses.

He is a member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues.

He holds Bachelor’s degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil.

Adriano Cabral Volpini - 162.572.558-21

Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015).

She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008.

She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America).

Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.

She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Caio Ibrahim David - 101.398.578-85

Caio Ibrahim David has been a partner in the Partners Program since 2010 and the Wholesale Banking Senior Vice President (“Diretor Geral”) at the Itaú Unibanco Group since 2019. He is currently responsible for Institutional Treasury and also for the Wholesale Banking Planning. He has held several positions at the Itaú Unibanco Group, including Vice President (2013 to 2019). He joined the Group in 1987 as a trainee, working in the Controllership, and Market and Liquidity Risk control departments and was elected Officer in 2003.

He worked in the Risk, Finance and Operations departments. In 1998, he was a Summer Associate in the Global Risk Management department at Bankers Trust Co. in New York.

He was a Board member at Banco Itaú BBA S.A. and Porto Seguro S.A. (2013 to 2015). At Rede, Itaú Unibanco´s investee, he worked as Vice Chairman of the Board of Directors (2010 to 2012). Mr. David also served as Chairman of the Advisory Board of the Fundo Garantidor de Crédito (FGC) (2013 to 2015).

He holds a Bachelor’s degree in Mechanical Engineering from Universidade Presbiteriana Mackenzie, São Paulo, Brazil; postgraduate degree in Economics and Finance and a Master’s degree in Controllership, both from the Universidade de São Paulo (USP), São Paulo, Brazil and MBA with major in Finance, Accounting and International Business from New York University, New York, U.S.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the Itaú Unibanco Group, including CEO of Itaú CorpBanca (Chile) (2016 to 2018) ) in charge for the merger of two banks, CorpBanca and Banco Itaú Chile.

He joined the Itaú Unibanco Group in 2003 and was elected Officer in 2007.

He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil.

Márcio de Andrade Schettini - 662.031.207-15

Márcio de Andrade Schettini has been a partner in the Partners Program since 2007 and the Retail Banking Senior Vice President (“Diretor Geral”) at the Itaú Unibanco Group since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Vice President (2004 to 2015).

He holds a Bachelor’s degree in Electric Engineering and a Master´s degree from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, where he also attended a specialization course on Mathematical Systems and Modeling. He also has a Master of Science degree in Finance from the University of London – SOAS, London, United Kingdom, and attended the OPM – Owners/President Management Program from the Harvard University, Cambridge, Massachusetts, U.S.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer – Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).

Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.

He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.

He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.

Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

He holds Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

André Sapoznik - 165.085.128-62

André Sapoznik has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2016. He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2009.

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford University Graduate School of Business, California, U.S.

Gilberto Frussa - 127.235.568-32

Gilberto Frussa has been a partner in the Partners Program since 2010 and an Officer at the Itaú Unibanco Group since 2006, being the Chief Compliance Officer since 2017.He has held several positions at the Itaú Unibanco Group, including Member of the Decision-Making Council at Entidades Fechadas de Previdência Complementar (EFPC) – Fundação Itaú Unibanco Complementary Pension Plan since 2017.

Mr. Frussa was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) as the representative of the Associação Nacional dos Bancos de Investimento (ANBID) (2000 to 2003) and as the representative of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2011 to 2013),and a Member of the Committee for Evaluation and Selection of Directors of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005 as a Legal Manager and Legal Superintendent (2005 to 2014).

He also worked in the Corporate and Contracts Law departments (1998 to 2005) at Tozzini Freire Advogados.

He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He also attended a Specialization course in Corporate Law at the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from Columbia University Law School, New York, U.S.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).

Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.

She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.

She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).

She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.

He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.

He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.

Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.

He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006).

He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.

Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).

He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

José Galló - 032.767.670-15

José Galló (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2016.

He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Galló has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participações S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (2010 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agrícola S.A. (2007 to 2016).

He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019).

Mr. Galló is currently Ambassador of Endeavor Brazil in Rio Grande do Sul, Vice Chairman of the Decision-Making Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987.

He holds a Bachelor’s degree in Business Administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas (FGV), São Paulo, Brazil.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).

He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp.

He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).

He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).

He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.

Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.

He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.

Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).

He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994).

He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).

Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (Fenaban) and of the Federação Brasileira de Bancos (Febraban) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (Febraban) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015.

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.

He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).

Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.

He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017).

He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).

He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Reinaldo Guerreiro - 503.946.658-72

Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017.

He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA - USP Endowment Fund since 2016.

Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A.

He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP).

He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre - docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Alkimar Ribeiro Moura - 031.077.288-53

Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015).

Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados.

Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010).

He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A.

Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988).

He was an Officer at Banco Pirelli-Fintec (1988 to 1993).

He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S.

Eduardo Azevedo do Valle - 598.809.967-04

Eduardo Azevedo do Valle has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016.

He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018 and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015.

He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998) at White Martins Gases Industriais S.A. He was also a Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010) and an Officer at the Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM) (2010 to 2012).

He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002).

He holds Bachelor’s degrees in Business Administration from Universidade do Estado do Rio de Janeiro (UERJ), Rio de Janeiro, Brazil and in Electrical Engineering from Military Institute of Engineering (IME). He also holds an MBA in the Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo, Gás e Biocomubustíveis (IBP). He is a chartered board member by the Brazilian Institute of Corporate Governance (IBGC); and he is a NACD (U.S. National Association of Corporate Directors) Governance Fellow.

Frederico Trajano Inácio Rodrigues - 253.929.608-47

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020.

He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Berkeley, U.S.

An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

João Costa - 476.511.728-68

João Costa has been an Alternate Member of the Fiscal at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008).

He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009.

He was an Effective Member of the Fiscal Council of the Federação Brasileira de Bancos (FEBRABAN); Federação Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).

He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

José Caruso Cruz Henriques - 372.202.688-15

José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003).

He has been Executive President of Corhen Serviços Ltda. since 2003.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Rene Guimarães Andrich - 709.926.659-49

Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020.

He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A. – Telecomunicações. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses.

He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas.

He holds certifications from CCIe – Director with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction	Description of the conviction
Renato Barbosa do Nascimento - 161.373.518-90
N/A

André Sapoznik - 165.085.128-62
N/A

Gilberto Frussa - 127.235.568-32
N/A

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07
N/A

Claudia Politanski - 132.874.158-32
N/A

Sergio Mychkis Goldstein - 282.310.718-57
N/A

Alexsandro Broedel - 031.212.717-09
N/A

Emerson Macedo Bortoloto - 186.130.758-60
N/A

Tatiana Grecco - 167.629.258-63
N/A

Candido Botelho Bracher - 039.690.188-38
N/A

José Virgilio Vita Neto - 223.403.628-30
N/A

Rodrigo Luís Rosa Couto - 882.947.650-15
N/A

Fernando Barçante Tostes Malta - 992.648.037-34
N/A

Paulo Sergio Miron - 076.444.278-30
N/A

Adriano Cabral Volpini - 162.572.558-21
N/A

Leila Cristiane Barboza Braga de Melo - 153.451.838-05
N/A

Caio Ibrahim David - 101.398.578-85
N/A

Milton Maluhy Filho - 252.026.488-80
N/A

Márcio de Andrade Schettini - 662.031.207-15
N/A

Andre Balestrin Cestare - 213.634.648-25
N/A

Frederico Trajano Inácio Rodrigues - 253.929.608-47
N/A

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
N/A

Fábio Colletti Barbosa - 771.733.258-20
N/A

Gustavo Jorge Laboissière Loyola - 101.942.071-53
N/A

José Galló - 032.767.670-15
N/A

Pedro Luiz Bodin de Moraes - 548.346.867-87
N/A

Pedro Moreira Salles - 551.222.567-72
N/A

Ricardo Villela Marino - 252.398.288-90
N/A

Alfredo Egydio Setubal - 014.414.218-07
N/A

Roberto Egydio Setubal - 007.738.228-52
N/A

João Moreira Salles - 295.520.008-58
N/A

Marco Ambrogio Crespi Bonomi - 700.536.698-00
N/A

Rene Guimarães Andrich - 709.926.659-49
N/A

Reinaldo Guerreiro - 503.946.658-72
N/A

Alkimar Ribeiro Moura - 031.077.288-53
N/A

Eduardo Azevedo do Valle - 598.809.967-04
N/A

João Costa - 476.511.728-68
N/A

José Caruso Cruz Henriques - 372.202.688-15
N/A

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer
Antonio Carlos Barbosa de Oliveira 528.154.718-68 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Engineer 06/13/1951	04/30/2020	Annual 2	94.74%

Antonio Francisco de Lima Neto 231.877.943-00 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 06/13/1965	04/30/2020	Annual 5	100.00%

Diego Fresco Gutierrez 214.970.328-90 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 01/24/1970	04/30/2020	Annual 7	100.00%

Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Audit Committee	Chairman of the Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 12/19/1952	04/30/20209	Annual 3	97.37%

Otavio Yazbek 163.749.928-06 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 07/08/1972	04/30/2020	Annual 0	0.00%

Luciana Dias 251.151.348-02 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 01/13/1976	04/30/2020	Annual 0	0.00%

Rogério Paulo Calderón Peres 035.248.608-26 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Business Administrator 02/02/1962	04/30/2020	Annual 4	100.00%

Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 12/19/1952	04/30/2020 04/30/2020	Annual 5	75.00%

Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/30/2020 04/30/2020	Annual 3	75.00%

Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/30/2020 04/30/2020	Annual 11	100.00%

Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/30/2020 04/30/2020	Annual 11	100.00%

244

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer 10/13/1954	04/30/2020 04/30/2020	Annual 4	100.00%

Alexsandro Broedel 031.212.717-09 Executive Officer Investor Relations Officer	Other committees Disclosure and Trding Committee	Chairman of the Committee	Accountant 10/05/1974	04/30/2020 04/30/2020	Annual 7	100.00%

Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/30/2020 04/30/2020	Annual 12	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 09/01/1958	04/30/2020 04/30/2020	Annual 12	75.00%

Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/01/1958	04/30/2020 04/30/2020	Annual 6	100.00%

Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee	Other committees Social Responsibility Committee	Chairman of the Committee	Business Administrator 09/01/1958	04/30/2020 04/30/2020	Annual 3	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/30/2020 04/30/2020	Annual 6	50.00%

Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%

Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%

Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/30/2020 04/30/2020	Annual 3	100.00%

Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/30/2020 04/30/2020	Annual 3	100.00%

Carlos Henrique Donegá Aidar 076.630.558-96 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/30/2020 04/30/2020	Annual 6	100.00%

Eduardo Queiroz Tracanella 272.985.178-05 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Publicist 10/01/1974	04/30/2020 04/30/2020	Annual 2	100.00%

Claudia Politanski 132.874.158-32 Director Vice-President	Social Responsibility Committee	Committee member (effective)	Lawyer 08/31/1970	04/30/2020 04/30/2020	Annual 3	100.00%

Fábio Colletti Barbosa 771.733.258-20 Membe of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 6	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 6	100.00%

Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 6	66.67%

Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee	Other committees Related Parties Committee	Chairman of the Committee	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 4	100.00%

Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee	Other committees Social Responsibility Committee	Committee member (effective)	Business Administrator 10/03/1954	04/30/2020 04/30/2020	Annual 3	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee	Other committees Related Parties Committee	Committee member (effective)	Economist 12/19/1952	04/30/2020 04/30/2020	Annual 8	100.00%

José Moreira Salles 295.520.008-58 Member of the Board of Directors	Other committees Strategy Committee	Committee member (effective)	Economist 04/11/1981	04/30/2020 04/30/2020	Annual 4	100.00%

José Galló 032.767.670-15 Member of the Board of Directors	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/11/1951	04/30/2020 04/30/2020	Annual 5	100.00%

Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Capital and Risk Management Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Economist 05/06/1956	04/30/2020 04/30/2020	Annual 4	100.00%

Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Economist 05/06/1956	04/30/2020 04/30/2020	Annual 3	81.82%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Milton Maluhy Filho 252.026.488-80 Vice-President Director	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 06/08/1976	04/30/2020 04/30/2020	Annual 2	75.00%

Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Other committees Capital and Risk Management Committee	Chairman of the Committee	Economist 07/13/1956	04/30/2020 04/30/2020	Annual 12	100.00%

Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee	Other committees Related Parties Committee	Committee member (effective)	Economist 07/13/1956	04/30/2020 04/30/2020	Annual 8	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Chairman of the Committee	Banker 10/20/1959	04/30/2020 04/30/2020	Annual 12	100.00%

Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Chairman of the Committee	Banker 10/20/1959	04/30/2020 04/30/2020	Annual 12	100.00%

Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Chairman of the Committee	Banker 10/20/1959	04/30/2020 04/30/2020	Annual 12	100.00%

Pedro Moreira Salles 551.222.567-72 Co7-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee	Other committees Social Responsibility Committee	Committee member (effective)	Banker 10/20/1959	04/30/2020 04/30/2020	Annual 3	66.67%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/roles performed at the issuer

Renato Lulia Jacob 118.058.578-00 Not applicable	Other committees Disclosure and Trading Committee	Committee member (effective)	Engineer 05/10/1974	04/30/2020 04/30/2020	Annual 2	100.00%

Ricardo Villela Marino 252.398.288-90 Member of the Board of Directors	Other committees Strategy Committee	Committee member (effective)	Engineer 01/28/1974	04/30/2020 04/30/2020	Annual 11	100.00%

Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Engineer 10/13/1954	04/30/2020 04/30/2020	Annual 12	100.00%

Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Engineer 10/13/1954	04/30/2020 04/30/2020	Annual 12	90.91%

255

12.7/8 - Composition of committees

Professional experience / Statement of any conviction / Independence criteria

Antonio Carlos Barbosa de Oliveira - 528.154.718-68

Antonio Carlos Barbosa de Oliveira (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2018. He has held several positions at the Itaú Unibanco Group since 1981, including Vice President (2003 to 2010) and CEO at Itau Argentina (1995 to 2001).

He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural.

He has been a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA) (1994 to 2001) and Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (USP) since 1994.

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; Master of Science degree in Management from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S., and a Master of Astronomy degree from James Cook University, Queensland, Australia.

Antonio Francisco de Lima Neto - 231.877.943-00

Antonio Francisco de Lima Neto (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2015 and a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018.

He was President of Banco Fibra S.A. (2009 to 2013) and held several positions at Banco do Brasil S.A., including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000) and Regional Superintendent of Belo Horizonte (1997 to 1999).

Mr. Lima Neto served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (Febraban); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil.

He holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco, Recife, Pernambuco, Brazil and a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa (IBGC), a postgraduate degree, Lato Sensu, in Marketing from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and holds an MBA in Training for Executives from the Fundação Dom Cabral, São Paulo, Brazil.

Diego Fresco Gutierrez - 214.970.328-90

Diego Fresco Gutierrez (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018, as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018.

He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and an Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance with internal and external audit issues.

Mr. Gutierrez was the partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements.

He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay, Montevideo, Uruguay, he has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he is also a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He has also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa (IBGC).

Otavio Yazbek - 163.749.928-06

Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020.

He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.

Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.

He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).

He holds a Bachelors’ degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2006 and Chairman of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006).

He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.

Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).

He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008.

She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.

She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).

She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Rogério Paulo Calderón Peres - 035.248.608-26

Rogério Paulo Calderón Peres (Independent Member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2007 to 2009) and Officer (2009 to 2014).

He is also a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão, and a Member of the Boards of Directors of Alupar S.A. and Via Varejo S.A.

He was also a Member of the Board of Directors at Qualicorp S.A. (2018 to 2020) and of Tecnisa S.A. (2013 to 204), and served as the CFO for Latin America, a Member of the Executive Committee for Latin America, and a Member of the Global Financial Management Council at the HSBC Group (2014 to 2016).

Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; a Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also a Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil.

He also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds Bachelor’s degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and in Accounting from Fundação Paulo Eiró, São Paulo, Brazil. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business , Charlottesville, Virginia, U.S. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada; Case Studies in consumer and retail companies from the Center for Executive Development Faculty of Princeton University, New Jersey, U.S.; Business Strategy and Organization, Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and the Continuing Education Course Making Corporate Boards More Effective at Harvard Business School, Boston, U.S.

Geraldo José Carbone - 952.589.818-00

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018).

He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987).

He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

259

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).

He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachussets, U.S.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp.

He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994).

He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).

Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (Fenaban) and of the Federação Brasileira de Bancos (Febraban) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (Febraban) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015.

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, the Group Executive Finance Director since 2015 and since 2017 he has concurrently held the position of Head of Investor Relations at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.

He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).

He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.

Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.

He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.

Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).

He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005 as a Legal Manager and Legal Superintendent (2005 to 2014).

He also worked in the Corporate and Contracts Law departments (1998 to 2005) at Tozzini Freire Advogados.

He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He also attended a Specialization course in Corporate Law at the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from Columbia University Law School, New York, U.S.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).

Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.

She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.

She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).

She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher has been a partner in the Partners Program since 2010 and the CEO of Itaú Unibanco Group since 2017. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Senior Vice Presidente (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015).

Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Henrique Donegá Aidar - 076.630.558-96

Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.

He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

Claudia Politanski - 132.874.158-32

Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013. She currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003.

Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and a member of the Board of Directors of Hospital Israelita Albert Einstein since 2016.

She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and holds a Master of Laws (LL.M.) from the University of Virginia, Virginia, U.S. and an MBA from the Fundação Dom Cabral, São Paulo, Brazil.

Eduardo Queiroz Tracanella - 272.985.178-05

Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019.

He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018).

He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.

He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.

He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.

Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.

He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.

He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).

Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.

He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

José Galló - 032.767.670-15

José Galló (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2016.

He is currently the Chairman of the Board of Directors at Lojas Renner and has been a Member of the Board of Directors since 1998, having been the Chairman of this Board between 1999 and 2005. He is currently the Chairman of the Strategic Committee and a Member of the Sustainability Committee. He was Superintendent at Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. Mr. Galló has over 30 years of experience in the retail segment, having been a Member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a Member of the Board of Directors of Ultrapar Participações S.A. since 2019, and was a Member of the Board of Directors of Localiza Rent a Car S.A. (2010 to 2020), having been elected Vice Chairman of this Board (2019 to 2020) and of the Board of Directors of SLC Agrícola S.A. (2007 to 2016).

He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which related to Lojas Renner S.A. He was also a Member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019).

Mr. Galló is currently Ambassador of Endeavor Brazil in Rio Grande do Sul, Vice Chairman of the Decision-Making Council of Instituto Caldeira, an innovation ecosystem in Porto Alegre, and has been an Officer at Rumos Consultoria Empresarial Ltda. since 1987.

He holds a Bachelor’s degree in Business Administration from the Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017).

He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).

He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions at the Itaú Unibanco Group, including CEO of Itaú CorpBanca (Chile) (2016 to 2018) ) in charge for the merger of two banks, CorpBanca and Banco Itaú Chile.

He joined the Itaú Unibanco Group in 2003 and was elected Officer in 2007.

He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020).

He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015).

He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).

He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Type of Conviction	Description of the conviction

Antonio Carlos Barbosa de Oliveira - 528.154.718-68
N/A

Antonio Francisco de Lima Neto - 231.877.943-00
N/A

Diego Fresco Gutierrez - 214.970.328-90
N/A

Otavio Yazbek - 163.749.928-06
N/A

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola - 101.942.071-53
N/A

Luciana Dias - 251.151.348-02
N/A

Rogério Paulo Calderón Peres - 035.248.608-26
N/A

Geraldo José Carbone - 952.589.818-00
N/A

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes - 548.346.867-87
N/A

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles - 551.222.567-72
N/A

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal - 007.738.228-52
N/A

Alexsandro Broedel - 031.212.717-09
N/A

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07
N/A

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07
N/A

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
N/A

Candido Botelho Bracher - 039.690.188-38
N/A

Carlos Henrique Donegá Aidar - 076.630.558-96
N/A

Claudia Politanski - 132.874.158-32
N/A

Eduardo Queiroz Tracanella - 272.985.178-05
N/A

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20
N/A

João Moreira Salles - 295.520.008-58
N/A

José Galló - 032.767.670-15
N/A

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi - 700.536.698-00
N/A

Milton Maluhy Filho - 252.026.488-80
N/A

Renato Lulia Jacob - 118.058.578-00
N/A

Ricardo Villela Marino - 252.398.288-90
N/A

12.12 - Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A – Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	12
Fiscal Council (1)	3
Audit Committee (1)	38
Disclosure and Trading Committee (2)	4
Strategy Committee (3)	3
Capital and Risk Management Committee (3)	11
Nomination and Corporate Governance Committee (3)	2
Related Parties Committee (3)	7
Personnel Committee (3)	3
Compensation Committee (3)	4
Social Responsibility Committee (3)	3

(1)	from June 11, 2019 to February 10, 2020
(2)	from April 15, 2019 to January 27, 2020
(3)	from April 25, 2019 to February 10, 2020

B – Consecutive Terms of Office:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C – Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; b) for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. c) of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. d) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled.

D – Independence Criterion for Members of the Audit Committee:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019.

G – Additional Information

We will subsequently communicate the date of investiture from the members of the Audit Committee.

Below we present the hierarchy flowchart of said Bodies:

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 “m”:

I – main professional experience for the past five years, indicating:

•	Company’s name and activity sector.

•	Position and roles inherent in the position.

•

Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.

II – All management positions they hold in other companies or third sector organizations.

Company is part of
Company’s name	Company’s activity sector	(i) the Issuer’s economic group	(ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.	Other companies or third sector organizations

Associacion de Bancos de la Argentina (ABA)	Non-profit civil association			x

Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Non-profit civil association			x

Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x

Cabo Frio Airport	Airport			x

Alana Foundation	Charitable organization			x

AlanaLab	Communication of impact			x

Almar Participações S.A.	Holding company of non-financial institutions			x

Alpargatas S.A.	Holding			x

Alupar S.A.	Holding			x

Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x

Asco Participações do Brasil	Port and logistics support to oil exploration and production			x

Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x

Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x

Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI – Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x

Associação Nacional dos Bancos de Investimento (ANBID – National Association of Investment Banks)	Non-profit civil association			x

Banco Carrefour S.A.	Multiple-service banking, with commercial portfolio			x

Banco Central do Brasil (BACEN – Central Bank of Brazil)	Federal government agency			x

Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x

Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x

Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x

Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x

Banco Itaú BBA S.A.	Multiple-service banking, with commercial portfolio	x

Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank )	Development bank			x

Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x

Banco Real S.A.	Multiple-service banking, with commercial portfolio			x

Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x

Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x

Bank Boston	Multiple-service banking, with commercial portfolio			x

Bankers Trust Co.	Multiple-service banking, with commercial portfolio			x

BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x

BB Securities Limited	Holding company			x

BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x

Brasco Logística Offshore	Port and logistics support to oil exploration and production			x

Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x

Brasilprev Seguros e Previdência S.A.	Supplementary pension			x

Brasilsaúde Companhia de Seguros	Insurance and pension plan			x

BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x

Bunge y Born	Food industry			x

Bungeprev	Multi-sponsored supplementary pension plan entity			x

BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x

Cambuhy Investimentos Ltda.	Consultancy in corporate management		x

CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda.	Data Processing, Application Service Providers and Internet Hosting Services			x

Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x

Cia. de Saneamento Básico do Estado de São Paulo (SABESP – Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x

Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x

Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x

Commercial Free Childhood (CCFC)	Education			x

Companhia Brasileira de Metalurgia e Mineração (CBMM)	Metallurgy and technology			x

Companhia de Seguros Aliança do Brasil	Insurance company			x

Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x

Conectas	Non-governmental organization			x

Conectcar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x

International Monetary Conference	International Organization			x

Conselho de Recursos do Sistema Financeiro Nacional (CRSFN – National Financial System Resource Council)	Collegiate Body			x

Corhen Serviços Ltda.	Combined office and administrative support services			x

Debevoise & Plimpton	Attorney services			x

Deutsche Bank Securities	Investment Bank			x

Dromegon Participações Ltda.	Holding company of non-financial institutions			x

Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x

Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x

Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general	x

Endeavor Brasil	Non-profit organization	x

Ernst & Young	Accounting and tax audit and consulting services	x

Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV – School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution	x

Escola de Direito da Fundação Getúlio Vargas (FGV – School of Low of São Paulo of Fundação Getulio Vargas)	Education institution	x

Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses	x

Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities	x

Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers’ union	x

Fellow Ashoka	Non-profit organization	x

Fertifos	Holding company of non-financial institutions	x

Financeira Itaú CBD Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x

Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses	x

Fosfertil	Ore extraction	x

Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings	x

Bunge Foundation	Activities of associations for protection of social rights	x

Fundação Itaú para Educação e Cultura (Itaú Foundation for Education and Culture)	Association activities	x

UN Foundation (USA)	International Organization	x

Fundação OSESP (OSESP Foundation)	Music teaching	x

Fundo Garantidor de Crédito (FGC – Credit Guarantee Fund)	Non-profit civil association	x

Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities	x

Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA- USP	x

G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management	x

Gávea Investimentos	Fund management services by contract or commission	x

GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions	x

Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food	x

Gustavo Loyola Consultoria S/C	Consultancy in economics	x

Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities	x

Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities	x

Icatu Holding S.A.	Holding company	x

Instituto Akatu (Akatu Institute)	Non-governmental organization	x

Instituto de Ensino e Pesquisa (INSPER – Teaching and Research Institute)	Educational institution	x

Instituto Alana (Alana Institute)	Non-governmental organization	x

Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations	x

Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights	x

Instituto Brincante (Brincante Institute)	Non-governmental organization	x

Instituto Caldeira	Non-governmental organization	x

Instituto de Arte Contemporânea	Non-governmental organization			x

Instituto de Estudos Avançados Universidade de São Paulo (USP – Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x

Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x

Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x

Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x

Instituto Lojas Renner	Association activity			x

Instituto Unibanco	Other ancillary activities	x

Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x

Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x

Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x

Itaú CorpBanca (Colombia)	Commercial Bank	x

Itaú Unibanco Holding S.A.	Holding company	x

Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x

Itaúsa S.A.	Holding company		x

Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x

IUPAR – Itaú Unibanco Participações S.A.	Holding company		x

J. P. Morgan Chase	Holding company			x

L. Dias Advogados	Law firm			x

Localiza Rent a Car S.A.	Car rental			x

Lojas Renner S.A.	Chain of apparel department stores			x

Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x

Luizaseg Seguros S.A.	Property and casualty insurance			x

Magazine Luiza S.A.	Retail sales			x

McKinsey & Company	Business consulting			x

Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x

Museu de Arte Moderna de São Paulo (MAM – São Paulo Museum of Modern Art)	Non-profit civil association			x

Natura Cosméticos S.A.	Wholesale business of cosmetics and beauty products			x

Odebrecht S.A.	Construction			x

Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x

Paraná Auditores	Accounting and tax audit and consulting services			x

Parnaíba Gás Natural	Extraction of oil and natural gas			x

Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x

Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x

Porto Seguro S.A.	Holding company			x

Porto do Forno RJ	Port and maritime support activities			x

Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x

Praxair, Inc.	Production and distribution of industrial gases and cylinders			x

PricewaterhouseCoopers	Accounting and tax audit and consulting services			x

Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x

Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x

Realize Participações S.A.	Other special partnerships, except for holding companies		x

Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.		x

Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services		x

Sercomtel S.A. – Telecomunicações.	Telecommunications		x

Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution		x

Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union		x

SLC Agrícola S.A.	Agricultural commodities		x

Tecnisa S.A.	Real estate business		x

Tecnologia Bancária S.A.	ATMs	x

Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy		x

Tendências Consultoria Integrada S/S Ltda.	Consultancy		x

Tozzini Freire Advogados	Law firm		x

Ultrafértil	Terminal operations		x

Ultrapar Participações S.A.	Fuel distribution		x

Vale S.A.	Mining Company		x

Valens Brasil Ltda. ME	Consultancy		x

Ventor Investimentos Ltda.	Fund management services by contract or commission		x

Via Varejo S.A.	Retail sales		x

Visa Argentina	Credit card operator		x

Votorantim Cimentos S.A.	Cement production		x

White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases		x

XP Investimentos S.A.	Holding company of non-financial institutions		x

XPRIZE	Non-profit organization		x

Yazbek Advogados	Law firm		x

12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum

2020	Annual	04.28.2020 – 11:00 a.m.	Over 90% of common shares and 31.75% of preferred shares

2019	Annual	04.24.2019 – 11:00 a.m.	Over 90% of common shares and 29.08% of preferred shares

2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	Over 90% of common shares and 28.28% of preferred shares

2018	Extraordinary	07.27.2018 – 15:00 p.m.	Over 90% of common shares

2017	Annual and Extraordinary	04.19.2017 – 3:00 p.m.	Over 90% of common shares and 22% of preferred shares

Audit Committee

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee on Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2017, 2018, and 2019, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches

Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls.

The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as:

•	Management Report, Form 20-F, Reference Form, and Integrated Report;

•	Changing and creating new policies;

•

Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG[1], corporate governance, analysts, and trade associations;

•	Share bonus and share splits;

•	Analyzing the trading of the parties adhering to the Securities Trading Policy.

The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1 Environmental, Social and Corporate Governance

d) In 2019, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2020
Ethics e-learning course	Up to executive officers	Biennial	97.59%	Continues with the biennial cycle

Anti-corruption e-learning course	Up to executive officers	Biennial	96.94%	Continues with the biennial cycle

Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Biennial	67.82%	Continues in 2020 (with new biennial training cycle)

Ethics in workplace workshop	Managers and coordinators	Specific dates	94.74%	Continues in 2020 for new managers and coordinators

Adherence to the Code of Ethics (#)	Up to Board of Directors	Annual	97.75%	Unified statement comprising Codes of Conduct and corporate integrity policies

Risk Culture Program	Managerial level (with or without management)	Specific dates	98%	Those unable to attend in person will thus attend the course online.

Risk Culture Program	Coordination level up to trainee	Annual	89% up to February 19	Continues in 2020 until we reach 100% of audience

Anti-Money Laundering and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	96%	Continues with the biennial cycle

In-person illicit acts prevention lecture (AML and corruption prevention)	Board of Directors	Biennial	100%	New lecture on the topic

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c